Exhibit 11.1

STATEMENT OF INSIDER TRADING POLICY

of Manchester United Ltd.

(Adopted as of August 7, 2012)

This Statement of Insider Trading Policy provides the standards of Manchester United Ltd. (the “Company”) on trading of the Company’s securities or securities of other publicly traded companies while in possession of confidential information. This Statement of Insider Trading Policy is divided into two parts: Part 1 prohibits trading while in possession of material non-public information in any Company securities or any securities of other companies with which the Company does business and applies to all directors, officers and employees of the Company; and Part 2 imposes special additional trading restrictions and applies to (i) all directors of the Company, (ii) all officers of the Company and its subsidiaries and (iii) the employees listed on Appendix A (collectively, “Restricted Persons”).

One of the principal purposes of the United States federal securities laws is to prohibit “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Statement of Insider Trading Policy under Part 1, Section III below. The prohibitions would apply to any director, officer or employee who buys or sells shares of the Company on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers or other companies with which the Company has contractual relationships or may be negotiating transactions.

It should be noted that this Statement of Insider Trading Policy addresses compliance with United States law. Many other laws, including without limitation the laws of the United Kingdom, may also be implicated by trading in the securities of the Company.

PART 1

I.Applicability

This Statement of Insider Trading Policy applies to all transactions in the Company’s securities, including ordinary shares, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Statement of Insider Trading Policy applies to all employees of the Company and its subsidiaries, all officers of the Company and its subsidiaries and all members of the Company’s board of directors (collectively, “Insiders”).

II. General Policy: No Trading or Causing Trading While in Possession of Material Non-public Information

(a)No Insider may purchase or sell any Company security while in possession of material non-public information about the Company. The terms “material” and “non-public” are defined in Part 1, Section III(a) and (b) below.

(b)No Insider who knows of any material non-public information about the Company may communicate that information to any person outside the Company, including family and friends.

(c)In addition, no Insider may purchase or sell any security of any other company while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Insider who knows of any such material non-public information may communicate that information to any person outside the Company, including family and friends.

(d)The Compliance Officer (as defined in Part 1, Section III(c) below) may at any time in such person’s discretion prohibit or restrict any or all Insiders from trading in any Company securities, whether or not such Insiders are actually in possession of material non-public information.

(e)Exceptions. The prohibition on trading in the Company’s securities in this Part 1, Section II does not include:

Stock Options

1.	the cash exercise of compensatory stock options;
2.	the surrender of ordinary shares to the Company to pay the exercise price of a stock option; or
3.	the withholding of shares by the Company to satisfy tax withholding requirements upon the exercise of a stock option.

Restricted Shares

1.	the vesting of restricted ordinary shares; or
2.

the withholding of ordinary shares by the Company from the shares issued under any restricted share award to satisfy tax withholding requirements upon issuance, vesting or payment pursuant to the restricted share award.

Restricted Stock Units

1.	the settlement of restricted stock units for the Company’s ordinary shares; or
2.	the withholding of shares by the Company from the shares issued under any restricted stock unit award to satisfy tax withholding requirements upon issuance, vesting or payment pursuant to the award.

Stock Appreciation Rights

1.	the exercise of a stock appreciation right; or
2.	the withholding of shares by the Company to satisfy tax withholding requirements upon the exercise of a stock appreciation right.

The prohibition on trading in this Part 1, Section II does apply, however, to any sale of the underlying shares upon the exercise of a stock option, settlement of a restricted stock unit award or settlement of a stock appreciation right, as well as the cashless exercise of a stock option through a broker.

III. Definitions

(a)Materiality. Insider trading restrictions come into play only if the information you possess is “material.” However, materiality involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would consider important in making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

1.	significant changes in the Company’s prospects;
2.	significant write-downs in assets or increases in reserves;
3.	developments regarding significant litigation or government agency investigations;

4.	liquidity problems;
5.	changes in earnings estimates or unusual gains or losses in major operations;

6.	major changes in management;
7.	changes in dividends;
8.	extraordinary borrowings;
9.	gain or loss of a significant contract, customer, asset or employee;
10.	changes in debt ratings;
11.	proposals, plans or agreements involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
12.	public offerings.

Material information is not limited to historical facts but may also include projections and forecasts.

Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of twenty-twenty hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before trading in or recommending securities to which that information relates.

(b)Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until two full Trading Days (as defined in Part 2, Section I below) after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

1.	information available to a select group of analysts or brokers or institutional investors;
2.	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
3.

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c)Compliance Officer. The Company has appointed Mitchell Nusbaum as the Compliance Officer for this Statement of Insider Trading Policy. The duties of the Compliance Officer include, but are not limited to, the following:

1.	assisting with implementation of this Insider Trading Policy;
2.

circulating this Statement of Insider Trading Policy to all employees and ensuring that this Statement of Insider Trading Policy is amended as necessary to remain up-to-date with insider trading laws; and

3.	pre-clearing all trading in securities of the Company by Restricted Persons in accordance with the procedures set forth in Part 2, Section III below.

IV. Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Insider Trading Policy is absolutely mandatory.

(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

(b)Company-imposed Penalties. Employees who violate this Insider Trading Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Insider Trading Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

PART 2

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing additional restrictions and procedures with respect to trading by Restricted Persons.

I.Blackout Periods.

All Restricted Persons are prohibited from trading in the Company’s securities during blackout periods. The term “Trading Day” is defined as a day on which the New York Stock Exchange is open for trading.

(a)Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning on the fifteenth (15th) day of the last month in each fiscal quarter and ending after two full Trading Days following the public release of the Company’s financial results for the prior fiscal quarter. For example, if the Company releases its quarterly financial results before market open on a Monday, the blackout period would end after the market close on Tuesday. If the Company releases its quarterly financial results after market close on a Monday, the blackout period would end after the market close on Wednesday.

(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or development relating to a new sponsor, product or opportunity) may be pending and not be publicly disclosed. While such material non-public information is pending, the Compliance Officer may impose special blackout periods during which Restricted Persons are prohibited from trading in the Company’s securities. If the Compliance Officer imposes a special blackout period, he or she will notify the Restricted Persons affected.

(c)Exception. In addition to the exceptions discussed in Part 1, Section II(e) above, these trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended (an “Approved 10b5-1 Plan”), that:

1.

has been reviewed and approved by the Compliance Officer at least 30 days prior to any trades thereunder (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least 30 days prior to any subsequent trades);

2.

was entered into in good faith by the Restricted Person during a trading window (as defined in Part 2, Section II below) and at a time when the Restricted Person was not in possession of material non-public information about the Company (or, if revised or amended, such revisions or amendments were entered into in good faith by the Restricted Person during a trading window and at a time when the Restricted Person was not in possession of material non-public information about the Company); and

3.

gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Restricted Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

II.Trading Window

Restricted Persons are generally permitted to trade in the Company’s securities when no blackout period is in effect. Generally this means that Restricted Persons can trade during the period beginning after two full Trading Days following the public release of the Company’s financial results for the prior fiscal quarter and ending on the fifteenth (15th) day of the last month in each fiscal quarter. However, even during this trading window, a Restricted Person who is in possession of any material non-public information may not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Compliance Officer may close this trading window if a special blackout period under Part 2, Section I(b) above is imposed and may re-open the trading window once the special blackout period has ended.

III.Pre-clearance of Securities Transactions

(a)Because Restricted Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part 2, Section II above, without first pre-clearing all transactions in the Company’s securities.

(b)Subject to the exemption in subsection (d) below, no Restricted Person may, directly or indirectly, purchase or sell any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c)The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two Trading Days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Restricted Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

IV.Prohibited Transactions

(a)Directors and executive officers of the Company are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b)A Restricted Person, including such person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, is prohibited from engaging in the following transactions in the Company’s securities:

1.	Short sales. Restricted Persons may not sell the Company’s securities short;
2.	Options trading. Restricted Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities; and
3.	Hedging. Restricted Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

V.Company Assistance

Any person who has any questions about specific transactions may obtain additional guidance from the Compliance Officer. Remember, however, the ultimate responsibility for adhering to this Insider Trading Policy and avoiding improper transactions rests with you.

VI.Acknowledgment and Certification

All Restricted Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Manchester United Ltd. Statement of Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)

Date: